TechSoup Global and Subsidiaries

Report of Independent Auditors and

Consolidated Financial Statements with Supplementary Information

June 30, 2018 and 2017

Report of Independent Auditors

The Board of Directors

TechSoup Global and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TechSoup Global and Subsidiaries, which comprise the consolidated statements of financial position as of June 30, 2018 and 2017, and the related consolidated statements of activities, functional expenses, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Page | 1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TechSoup Global and Subsidiaries as of June 30, 2018 and 2017, and the changes in their net assets and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating statement of financial position and consolidating statement of activities are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

San Francisco, California

January 25, 2019

Page | 2

Consolidated Financial Statements

Page | 3

TechSoup Global and Subsidiaries

Consolidated Statements of Financial Position

June 30, 2018 and 2017

	2018	2017

ASSETS

Current assets
Cash and cash equivalents	$8,189,745	$5,861,145
Accounts receivable, net	1,426,128	2,125,405
Grants receivable	704,993	1,318,062
Prepaid and other current assets	781,515	816,691
Total current assets	11,102,381	10,121,303

Long-term assets
Property and equipment, net of accumulated depreciation	334,103	585,065
Deposits	117,675	118,127
Total long-term assets	451,778	703,192
Total assets	$11,554,159	$10,824,495

LIABILITIES AND NET ASSETS

Current liabilities
Accounts payable	$1,821,700	$986,837
Accrued vacation	1,320,030	1,408,332
Accrued liabilities	153,978	231,600
Deferred revenue	220,035	281,213
Deferred rent	165,152	197,616
Total current liabilities	3,680,895	3,105,598

Net assets
Unrestricted net assets
Unrestricted	5,601,463	4,947,343
Accumulated foreign translation adjustment	(148,637)	(145,714)
Total unrestricted net assets	5,452,826	4,801,629
Temporarily restricted net assets	2,420,438	2,917,268
Total net assets	7,873,264	7,718,897
Total liabilities and netassets	$11,554,159	$10,824,495

See accompanying notes.

Page | 4

TechSoup Global and Subsidiaries

Consolidated Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2018 and 2017

	2018			2017
	Unrestricted	Temporarily Restricted	Total	Unrestricted	Temporarily Restricted	Total

Revenue and support
Program service fees	$31,605,913	$-	$31,605,913	$29,201,298	$-	$29,201,298
Grants and contributions	86,711	2,114,025	2,200,736	58,468	3,648,553	3,707,021
Donated goods and services	150,000	-	150,000	397,500	-	397,500
Membership revenues	237,025	-	237,025	206,693	-	206,693
Other income	11,910	-	11,910	20,654	-	20,654
Net assets released from restrictions	2,610,855	(2,610,855)		2,828,717	(2,828,717)
Total revenue and support	34,702,414	(496,830)	34,205,584	32,713,330	819,836	33,533,166
Expenses
Program services
Global Validation and Data Services	10,515,079	-	10,515,079	10,319,805	-	10,319,805
Apps4Good	6,510,979	-	6,510,979	6,122,850	-	6,122,850
NGO Technology Marketplace	11,580,748	-	11,580,748	11,230,587	-	11,230,587
Total program services	28,606,806	-	28,606,806	27,673,242	-	27,673,242
Supporting services
General and administrative	4,144,548	-	4,144,548	4,163,603	-	4,163,603
Fundraising and development	1,296,940	-	1,296,940	666,098	-	666,098
Total supporting services	5,441,488	-	5,441,488	4,829,701	-	4,829,701
Total expenses	34,048,294	-	34,048,294	32,502,943	-	32,502,943
Changes in net assets from operations	654,120	(496,830)	157,290	210,387	819,836	1,030,223
Foreign currency translation adjustment	(2,923)	-	(2,923)	53,862	-	53,862
Total changes in net assets	651,197	(496,830)	154,367	264,249	819,836	1,084,085
Net assets
Beginning of year	4,801,629	2,917,268	7,718,897	4,537,380	2,097,432	6,634,812
End of year	5,452,826	$2,420,438	$7,873,264	$4,801,629	$2,917,268	$7,718,897

See accompanying notes.

Page | 5

TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expense
For the year ended June 30, 2018

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expenses
Expenses:
Personnel costs	$6,921,779	$3,487,852	$7,807,781	$18,217,412	$2,466,497	$879,430	$3,345,927	$21,563,339
Accounting	-	-	-	-	230,788	-	230,788	230,788
Advertising and public relations	98,579	56,036	110,130	264,745	35,080	12,506	47,586	312,331
Bank fees	2,707	4,525	618,726	625,958	13,327	72	13,399	639,357
Depreciation and amortization	132,392	87,592	147,905	367,889	45,635	16,796	62,431	430,320
Dues, fees and subscriptions	92,568	78,118	101,791	272,477	74,229	16,314	90,543	363,020
Equipment leasing and rental	2,344	1,693	2,619	6,656	808	297	1,105	7,761
Expendable equipment	53,330	26,550	58,448	138,328	19,337	6,626	25,963	164,291
Loss on currency exchange	25,253	12,803	28,212	66,268	11,907	-	11,907	78,175
Grants paid to others	38,417	419,064	42,919	500,400	1,562	547	2,109	502,509
Insurance	-	1,183	-	1,183	98,061	-	98,061	99,244
IT maintenance and licenses	247,365	143,669	285,226	676,260	85,266	31,489	116,755	793,015
Postage	3,671	4,735	12,279	20,685	2,539	455	2,994	23,679
Printing	6,146	8,285	5,283	19,714	2,942	695	3,637	23,351
Professional services	1,984,982	1,298,956	1,392,670	4,676,608	565,957	202,399	768,356	5,444,964
Rent	348,077	291,001	387,258	1,026,336	118,178	43,941	162,119	1,188,455
Repairs and maintenance	19,301	10,280	21,530	51,111	7,143	2,445	9,588	60,699
Supplies	12,923	13,086	11,041	37,050	5,947	1,180	7,127	44,177
Telecommunications	361,801	208,766	407,449	978,016	125,008	45,409	170,417	1,148,433
Training and recruitment	2,520	32,001	2,844	37,365	128,011	857	128,868	166,233
Travel and conferences	135,151	301,117	107,925	544,193	97,467	32,222	129,689	673,882
Utilities	25,773	23,667	28,712	78,152	8,859	3,260	12,119	90,271
Total	$10,515,079	$6,510,979	$11,580,748	$28,606,806	$4,144,548	$1,296,940	$5,441,488	$34,048,294

See accompanying notes.

Page | 6

TechSoup Global and Subsidiaries

Consolidated Statement of Functional Expense
For the year ended June 30, 2017

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expenses
Expenses:
Personnel costs	$6,463,243	$3,446,126	$7,482,826	$17,392,195	$2,642,054	$502,297	$3,144,351	$20,536,546
Accounting	-	-	-	-	171,545	-	171,545	171,545
Advertising and public relations	88,950	56,085	103,779	248,814	9,180	1,567	10,747	259,561
Bank fees	2,578	3,046	548,289	553,913	9,521	140	9,661	563,574
Depreciation	142,275	92,873	163,131	398,279	55,715	10,677	66,392	464,671
Dues, fees and subscriptions	82,910	75,511	86,712	245,133	33,535	8,023	41,558	286,691
Equipment leasing and rental	2,076	1,588	2,381	6,045	813	156	969	7,014
Expendable equipment	46,066	39,604	49,950	135,620	16,074	3,013	19,087	154,707
Loss on currency exchange	-	18,740	-	18,740	-	-	-	18,740
Grants paid to others	40,866	85,137	55,276	181,279	13,443	-	13,443	194,722
Insurance	408	217	467	1,092	82,959	31	82,990	84,082
IT maintenance and licenses	208,291	135,277	238,823	582,391	79,539	15,235	94,774	677,165
Postage	7,938	6,952	27,284	42,174	2,535	319	2,854	45,028
Printing	5,883	13,756	16,524	36,163	1,715	293	2,008	38,171
Professional services	2,179,498	1,131,644	1,421,878	4,733,020	562,500	53,079	615,579	5,348,599
Rent	342,091	278,010	392,237	1,012,338	132,519	25,395	157,914	1,170,252
Repairs and maintenance	9,003	5,254	10,324	24,581	3,618	676	4,294	28,875
Supplies	12,126	20,089	13,383	45,598	4,386	1,132	5,518	51,116
Telecommunications	280,078	164,010	320,306	764,394	109,988	20,971	130,959	895,353
Training and recruitment	8,153	24,289	6,593	39,035	150,090	273	150,363	189,398
Travel and conferences	371,210	448,693	260,488	1,080,391	71,655	20,885	92,540	1,172,931
Utilities	26,162	75,949	29,936	132,047	10,219	1,936	12,155	144,202
Total	$10,319,805	$6,122,850	$11,230,587	$27,673,242	$4,163,603	$666,098	$4,829,701	$32,502,943

See accompanying notes.

Page | 7

TechSoup Global and Subsidiaries

Consolidated Statements of Cash Flows
June 30, 2018 and 2017

	2018	2017
Cash flows from operating activities
Changes in net assets
Adjustments to reconcile results in operations to net cash provided by (used in) operating activities	$154,367	$1,084,085
Allowance for doubtful accounts	25,000	-
Depreciation and amortization	430,320	464,671
Changes in operating assets
Accounts receivable	674,277	(267,069)
Grants receivable	613,069	(1,013,231)
Prepaid expenses and other current assets	35,176	(376,487)
Deposits	452	(729)
Changes in operating liabilities
Accounts payable	834,863	(371,605)
Accrued vacation	(88,302)	34,620
Accrued liabilities	(77,622)	110,700
Deferred revenue	(61,178)	150,960
Deferred rent	(32,464)	(1,488)
Net cash provided by (used in) operating activities	2,507,958	(185,573)
Cash flows from investing activities
Purchases of property and equipment	(179,358)	(61,556)
Net cash used by investing activities	(179,358)	(61,556)
Net change in cash and cash equivalents	2,328,600	(247,129)
Cash and cash equivalents
Beginning of year	$5,861,145	$6,108,274
End of year	$8,189,745	$5,861,145
Supplementary information
Donated software	$150,000	$397,500

See accompanying notes.

Page | 8

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated over $10 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefitted over 1.04 million non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has three operating subsidiaries: TSE Enterprises SP Z.o.o a trading company based in Poland, GuideStar International, a United Kingdom based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation.

Fundacja TechSoup was incorporated in Poland on April 3, 2009, and began its operations in July 2009. TechSoup combined operations with GuideStar International on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. GuideStar International, and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises SP. Z.o.o, was established on March 30, 2018 as a for profit wholly owned subsidiary of TechSoup Global. TSE Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the European region.

The consolidated financial statements include the accounts of TechSoup, TSE Enterprises SP Z.o.o, GuideStar International, and Fundacja TechSoup, collectively known as TechSoup Global. All three subsidiaries are under common control.

TechSoup introduced Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimum as low as $50. TechSoup filed Regulation A filing to the SEC and was qualified on September 25, 2018. There are three tiers of investments levels:

●	Community capital note – 2% and $50 minimum

●	Patience capital note – 3.5% and $2,500 minimum

●	Risk capital note – 5% and $50,000 minimum

Page | 9

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup’s programs include the following:

NGO Technology Marketplace

TechSoup is a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 159,000 organizations with product and service donations in fiscal year 2018 and 149,000 in fiscal year 2017. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated over $10 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.04 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. To date, grantmakers have requested more than 4,700 EDs for NGOs in 134 countries, and an estimated total of over $1 billion in international grant funding was facilitated by EDs completed by NGOsource.

Our growing circle of validation and data services clients is comprised of the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Page | 10

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, SafeNight, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as Tech4Stories, Apps4Citites, Megaphone, Meet&Code, and ICT4NGO.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Unrestricted net assets – Net assets that are not subject to donor-imposed restrictions.

Temporarily restricted net assets – Net assets that are subject to donor-imposed restrictions that can be fulfilled either by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time.

Permanently restricted net assets – Net assets that are subject to donor-imposed restrictions that TechSoup Global maintains in perpetuity. Generally, the donors of these assets permit TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At June 30, 2018 and 2017, TechSoup Global had no permanently restricted net assets.

Revenues are reported as increases in unrestricted net assets unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in unrestricted net assets. Expirations of temporary restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of GuideStar International, Fundacja TechSoup in fiscal years 2018 and 2017 and TSE Enterprises in fiscal year 2018, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2018 and 2017, TechSoup Global determined an allowance of $25,000 and $0, respectively, was necessary for accounts receivable.

Page | 11

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2018 and 2017, management has deemed all grants receivable collectible and has not provided a valuation allowance.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

The estimated useful lives of computer software, office equipment and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets: TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of years ended June 30, 2018 and 2017, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,320,030 and $1,408,332 for the years ended June 30, 2018 and 2017, respectively.

Revenue recognition – Contributions are recognized when the donor makes a promise to give that is, in substance, unconditional. All donor-restricted contributions are reported as increases in temporarily or permanently restricted net assets, depending on the nature of the restriction. When a restriction expires, temporarily restricted net assets are reclassified to unrestricted net assets.

Contract and government grant revenues are recognized as unrestricted revenue as services are performed and/or expenses are incurred.

Program Service fees in the accompanying consolidated financial statements incorporates three forms of revenues: Client Supported Services, Validation Service Fees, and Equivalency Determination Services. Client Supported Services are contracted services that are recognized as the related services are provided. Validation Service Fees are recognized as revenues once the customer has been qualified as an eligible organization and the donated or discounted product is delivered to the customer. Equivalency Determination (“ED”) Service Fees are performed on an as-requested basis, and are recognized as ED services when completed and determination results are reported to the clients.

Membership dues are recognized in the year to which they relate.

Page | 12

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

Donated goods and services – Contributions of donated non-cash assets are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Advertising – Advertising costs are expensed as incurred. Advertising expense amounted to $312,331 and $259,561 for the years ended June 30, 2018 and 2017, respectively.

Functional allocation of expenses – The costs of providing the various programs and other activities have been summarized on a functional basis in the consolidated statements of functional expenses. Costs are allocated between fundraising and development, general and administrative or the appropriate program based on evaluations of the related benefits and actual hours. Management and general administrative expenses include those expenses that are not directly identifiable with any other specific function but provide for the overall support and direction of TechSoup Global.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets items are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

Reclassifications – Certain reclassifications have been made to the June 30, 2017 consolidated financial statements to conform to the June 30, 2018 presentation.

Recent accounting pronouncements – In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. In July 2015, the FASB voted to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as allowing early adoption as of the original effective date, but not before the annual periods beginning after December 15, 2016. The standard is effective for annual reporting periods beginning after December 15, 2017. TechSoup Global is currently evaluating this new standard and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls.

Page | 13

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2016, the FASB issued ASU No. 2016-14, Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities ASU 2016-14, which improves the current net asset classification requirements and the information presented in financial statements and notes about an entity’s liquidity, financial performance, and cash flows. The update replaces the requirement to present three classes of net assets with two classes, net assets with donor restrictions and net assets without donor restrictions. The update also removes the requirement to present or disclose the indirect method (reconciliation) if using the direct method for the statement of cash flows as well as adds several additional enhanced disclosures to the notes.

The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods beginning after December 15, 2018, with application to interim financial statements permitted but not required in the initial year of application. The adoption is effective for TechSoup Global for the fiscal year beginning July 1, 2018. Management is currently evaluating the impact of the provisions of ASU 2016-14 on the consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at June 30:

	2018	2017
Computer software	$951,271	$1,374,870
Equipment and furniture	1,664,961	1,789,981
Total	2,616,232	3,164,851
Less: accumulated depreciation and amortization	(2,282,129)	(2,579,786)
	$334,103	$585,065

Depreciation and amortization of property and equipment and software amounted to $430,320 and $464,671 for the fiscal years ended June 30, 2018 and 2017, respectively.

NOTE 4 – TEMPORARILY RESTRICTED NET ASSETS

Temporarily restricted net assets were available as follows on June 30:

	2018	2017
NGO Technology Marketplace	$152,416	$334,649
Global Validation and Data Services	954,464	574,358
Apps4Good	1,313,558	2,008,261
	$2,420,438	$2,917,268

Page | 14

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Temporarily restricted net assets that were released from donor restriction by incurring expenses satisfying the purposes specified by donors are noted as follows for the years ended June 30:

	2018	2017
NGO Technology Marketplace	$396,581	$483,304
Global Validation and Data Services	293,454	828,800
Apps4Good	1,920,820	1,516,613
	$2,610,855	$2,828,717

NOTE 5 – LINE OF CREDIT

TechSoup Global has an unsecured line of credit agreement with Wells Fargo Bank which was last renewed for a one year term on November 10, 2018. The line allows for total borrowings of up to $1,500,000 at the bank prime interest rate plus one and three quarter percentage points (6.0%) at June 30, 2018. There was no balance outstanding at either June 30, 2018 or 2017.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (Pounds Sterling) and by the Bank Guaranty Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros, respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Restricted grants and contributions – Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 7 – LEASE COMMITMENTS

As of June 30, 2018, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; Corinth, Mississippi, London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2020.

Page | 15

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments under all these lease agreements as of June 30, 2018, are as follows:

Year	Amount
2019	$1,204,377
2020	1,147,407
2021	263,032
$2,614,816

GuideStar International’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. This lease began on August 2018 and the rent expense was GBP 1,100 per month (approximately USD $1,456 per month starting August 1, 2018).

Fundacja TechSoup’ office lease in Poland is under an operating lease agreement through September, 2020. The total rent expense is PLN 23,673 (approximately USD $9,617) as of June 30, 2018.

Rent expense under operating lease agreements for the fiscal years ended June 30, 2018 and 2017, amounted to approximately $1,188,455 and $1,170,252, respectively.

NOTE 8 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on June 30th is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. Total contributions made by TechSoup Global to the Plan amounted to $271,167 and $257,782 for the years ended June 30, 2018 and 2017, respectively.

NOTE 9 – DONATED GOODS AND SERVICES

Donated goods and services of $150,000 and $397,500 for the years ended June 30, 2018 and 2017, respectively, consisted of donated software licenses, telecommunications services and rent.

NOTE 10 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code, and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

Page | 16

TECHSOUP GLOBAL AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GuideStar International, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

Management evaluated TSE Enterprises tax position and determined no uncertain tax position that require adjustment to the consolidated financial statements. Therefore no provision or liability for income taxes had been included in the consolidated financial statements.

NOTE 11 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. Techsoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global filed Regulation A filing to the SEC and was qualified on September 25, 2018, refer to Note 1.

TechSoup Global has an unsecured line of credit agreement with Wells Fargo Bank which was last renewed for a one year term on November 10, 2018, refer to Note 5.

TechSoup Global has evaluated subsequent events through January 24, 2019, the date the consolidated financial statements are available to be issued, and have determined that there are no other subsequent events that require additional recognition or disclosure.

Page | 17

SUPPLEMENTARY INFORMATION

Page | 18

TechSoup Global and Subsidiaries

Consolidating Statement of Financial Position

As of June 30, 2018

	TechSoup Global	Fundacja TechSoup	GuideStar International	TSE Enterprises	Total

ASSETS
Current assets
Cash and cash equivalents	$7,007,493	$873,806	$300,509	$7,937	$8,189,745
Accounts receivable, net of allowance for doubtful accounts	1,402,196	855	23,077	-	1,426,128
Grants receivable	521,550	183,443	-	-	704,993
Prepaid and other current assets	596,942	182,482	1,566	525	781,515
Total current assets	9,528,181	1,240,586	325,152	8,462	11,102,381

Long-term assets
Property and equipment, net of accumulated depreciation	289,516	44,587	-	-	334,103
Deposits	76,912	39,839	924	-	117,675
Total long-term assets	366,428	84,426	924	-	451,778
Total Assets	$9,894,609	$1,325,012	$326,076	$8,462	$11,554,159

LIABILITIES AND NET ASSETS

Current liabilities
Accounts payable	1,726,588	61,881	31,832	1,399	1,821,700
Accrued vacation	1,258,197	31,779	30,054	-	1,320,030
Accrued liabilities	45,963	106,914	1,101	-	153,978
Deferred revenue	220,035	-	-	-	220,035
Deferred rent	165,152	-	-	-	165,152
Total current liabilities	3,415,935	200,574	62,987	1,399	3,680,895

Net assets
Unrestricted	4,631,196	551,478	263,089	7,063	5,452,826
Temporarily restricted	1,847,478	572,960	-	-	2,420,438
Total net assets	6,478,674	1,124,438	263,089	7,063	7,873,264
Total liabilities and net assets	$9,894,609	$1,325,012	$326,076	$8,462	$11,554,159

Page | 19

TechSoup Global and Subsidiaries

Consolidating Statement of Activities

For the Year Ended June 30, 2018

	TechSoup Global	Fundacja TechSoup	GuideStar International	TSE Enterprises	Subtotal	Eliminations	Consolidated Total
Revenue and support
Program service fees	$31,290,752	$184,996	$130,165	$-	$31,605,913	$-	$31,605,913
Grants and contributions	1,685,814	2,018,459	1,125,000	18,044	4,847,317	(2,646,581)	2,200,736
Donated goods and services	150,000	-	-	-	150,000	-	150,000
Membership revenues	237,025	-	-	-	237,025	-	237,025
Other income	11,348	562	-	-	11,910	-	11,910
Total revenue and support	33,374,939	2,204,017	1,255,165	18,044	36,852,165	(2,646,581)	34,205,584

Expenses
Personnel costs	19,476,586	1,003,628	1,077,233	5,892	21,563,339	-	21,563,339
Professional services	5,037,458	403,360	4,146	-	5,444,964	-	5,444,964
Rent	1,058,044	123,488	6,923	-	1,188,455	-	1,188,455
Telecommunications	1,127,102	15,946	5,385	-	1,148,433	-	1,148,433
Travel and conferences	458,891	172,633	41,932	426	673,882	-	673,882
IT maintenance and licenses	791,234	1,701	80	-	793,015	-	793,015
Grants paid to others	2,752,110	396,980	-	-	3,149,090	(2,646,581)	502,509
Bank fees	636,060	3,045	183	69	639,357	-	639,357
Depreciation	409,848	20,472	-	-	430,320	-	430,320
Advertising and public relations	311,012	1,319	-	-	312,331	-	312,331
Expendable equipment	163,233	46	1,012	-	164,291	-	164,291
Dues, fees, and subscriptions	333,556	25,175	2,649	1,640	363,020	-	363,020
Accounting	149,497	54,100	24,800	2,391	230,788	-	230,788
Training and recruitment	120,053	35,626	10,501	53	166,233	-	166,233
Insurance	96,522	1,183	1,539	-	99,244	-	99,244
Utilities	72,247	14,210	3,814	-	90,271	-	90,271
Repairs and maintenance	59,040	509	1,150	-	60,699	-	60,699
Postage	20,939	2,682	58	-	23,679	-	23,679
Printing	20,768	2,484	99	-	23,351	-	23,351
Supplies	40,025	4,001	151	-	44,177	-	44,177
Losses on currency exchange	19,068	51,152	7,445	510	78,175	-	78,175
Equipment leasing and rental	7,256	505	-	-	7,761	-	7,761
Total expenses	33,160,549	2,334,245	1,189,100	10,981	36,694,875	(2,646,581)	34,048,294
Results of operations	214,390	(130,228)	66,065	7,063	157,290	-	157,290
Foreign currency translation adjustment	-	(2,923)	-	-	(2,923)	-	(2,923)
Changes in net assets	214,390	(133,151)	66,065	7,063	154,367	-	154,367
Net assets, beginning of year	6,264,284	1,257,589	197,024	-	7,718,897	-	7,718,897
Net assets, end of year	$6,478,674	$1,124,438	$263,089	$7,063	$7,873,264	$-	$7,873,264

Page | 20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By (Signature and Title)

Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	Chief Executive Officer & Board Member
Date	January 29, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	January 29, 2019

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	January 29, 2019

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	VP, Development
Date	January 29, 2019

Signature	/s/ Anthony Lee
Name	Anthony Lee
Title	Chair, TechSoup Board of Directors
Date	January 29, 2019